Exhibit 99.60

DIGIHOST COMPLETES $4 MILLION NON-BROKERED PRIVATE PLACEMENT AND COMPLETES DEBT SETTLEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Toronto, ON – February 19, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that it has closed its previously announced non-brokered private placement financing for aggregate gross proceeds of $4,000,000 (the “Offering”). Pursuant to the Offering, the Company issued 4,938,271 common shares of the Company (“Shares”) at a price of $0.81 per Share. The Shares issued pursuant to the Offering are subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

Proceeds of the Offering, combined with Digihost’s existing capital resources, will be used by the Company to acquire the latest generation miners, increase capacity, reduce energy costs and for general working capital purposes.

In connection with the Offering, the Company paid a commission of 148,148 Shares to third party advisors. The Shares issued to advisors are subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Related Party Transaction

A total of 1,063,094 Shares, representing gross proceeds of $861,106.14, were acquired by directors of the Company, including Shares acquired by persons for account over which directors of the Company have direction and control (the “Insider Purchases”). The Insider Purchases will be considered a “related party transaction” pursuant to Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions (“MI 61-101”) requiring the Company, in the absence of exemptions, to obtain a formal valuation for, and minority shareholder approval of, the “related party transaction”. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because no securities of the Company are listed on specified markets, including the TSX, the New York Stock Exchange, the American Stock Exchange, the NASDAQ or any stock exchange outside of Canada and the United States other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc. The Company is also relying on the exemption from minority shareholder approval requirements set out in MI 61-101 as the fair market value of the participation in the Offering by the insiders does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

Debt Settlement

Digihost also announces its debt settlement agreements with two of its directors (the “Debt Settlement”), previously announced on November 24, 2020, have closed. The Debt Settlement received final approval by the TSX Venture Exchange on January 27, 2021. All securities issued pursuant to the Debt Settlement are subject to a four month and one day statutory hold period from the closing date.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently hashing approximately 1.3 Bitcoins per day. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.